FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Share buyback commitment	3

Telefonica S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

In the presentation made to analysts and investors on February 27th, 2004, regarding results for the financial year 2003, the company reported on the current situation relating to its commitment to conduct a share buyback, in accordance with terms released to the market in a Significant Event of October 10th, 2003, for a minimum value of 4 billion euro in the period from 2003 to 2006.

On December 31st, 2003, Telefonica held 40.5 million own shares as treasury stock, as well as a number of call options on company stock, expiring in the middle of 2004, giving it the right to purchase a further 33 million shares. In the event these options were exercised, at the end of 2003 the company would have had in total the equivalent of 73.5 million own shares, representing 1.5% of company stock existing on that date. This would equal having fulfilled approximately 20% of the abovementioned share buyback commitment.

In accordance with this information, changes in company treasury stock are presented in the following table:
Date	Shares (purchased and held on deposit), in millions	Shares (based on stock options), in millions	% of stock (total shares)
June 30th, 2003	17.6	-	0.4%
September 30th, 2003	25.6	-	0.5%
December 31st, 2003	40.5	33.0	1.5%
February 20th, 2004	50.0	33.0	1.7%

Madrid, March 1st, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	March 1st , 2004	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors